





MACDONALD REALTY

THE CANADIAN BAR ASSOCIATION British Columbia Branch

CONTRACT OF PURCHASE AND SALE ADDENDUM

MLS® NO.: DATE: April 6, 2009

RE: ADDRESS: 1963 Lougheed Hwy., Coquitlam BC

LEGAL DESCRIPTION: PL 51328 LT 129 DL 62 & 63 LD 36

PID: 004-925-963

FURTHER TO THE CONTRACT OF PURCHASE AND SALE DATED March 12, 2009

MADE BETWEEN Business World Developments Inc. AS BUYER, AND

01716590 BC LTD AS SELLER AND COVERING

THE ABOVE-MENTIONED PROPERTY, THE UNDERSIGNED HEREBY AGREE AS FOLLOWS:

TO REMOVE THE FOLLOWING BUYERS CONDITIONS:

SUBJECT to the Buyer obtaining an being satisfied with legal review and proper documentation on the two encumbrances and two liens on the property title on or before APRIL 6, 2009. Seller to provide by March 20, 2009.
This condition is for the sole benefit of the Buyer.

SUBJECT to the Buyer on or before APRIL 6, 2009 approving the Property Disclosure Statement and if approved, such statement will be incorporated into and form part of this contract. Seller to provide the statement by March 20, 2009.
This condition is for the sole benefit of the Buyer.

SUBJECT to the Seller acquiring a written notice from the City of Coquitlam that the purchaser is able to operate their current business located at 101-1515 Broadway St., Port Coquitlam BC on or before APRIL 6, 2009 under the current M-3 Zoning at 1963 Lougheed Hwy. Coquitlam BC
This condition is for the sole benefit of the Buyer.

SUBJECT to the Seller providing to the Buyer a professional opinion or a written notice from the City of Coquitlam confirming with the City of Coquitlam that a sprinkler system is not required in the above mentioned Commercial building, on or before APRIL 6, 2009.
This condition is for the sole benefit of the Buyer.

SUBJECT to the Buyer obtaining an approval for fire/property insurance, satisfactory to the Buyer for the above mentioned property located at 1963 Lougheed Hwy. Coquitlam BC on or before APRIL 6, 2009.
This condition is for the sole benefit of the Buyer.

X WITNESS	X BUYER	Business World Development Inc. PRINT NAME
X WITNESS	BUYER	PRINT NAME
X WITNESS	SELLER	01716590 BC LTD PRINT NAME
X WITNESS	SELLER	PRINT NAME

BC2005 REV. APR/06

COPYRIGHT - BCREA





CONTRACT OF PURCHASE AND SALE ADDENDUM

MLS® NO.: DATE: April 6, 2009

RE: ADDRESS: 1963 Lougheed Hwy., Coquitlam BC

LEGAL DESCRIPTION: PL 51328 LT 129 DL 62 & 63 LD 36

PID: 004-925-963

FURTHER TO THE CONTRACT OF PURCHASE AND SALE DATED March 12, 2009

MADE BETWEEN Business World Developments Inc. AS BUYER, AND

01716590 BC LTD AS SELLER AND COVERING

THE ABOVE-MENTIONED PROPERTY, THE UNDERSIGNED HEREBY AGREE AS FOLLOWS:

SUBJECT to the Buyer securing financing by way of a first mortgage on a standard commercial mortgage terms with the Seller on or before APRIL 6, 2009 with the following terms and rates:

80% of the purchase price to be financed
6.5% interest rate
7 year term
20 year amortization rate
This condition is for the sole benefit of the Buyer.

TO REMOVE THE FOLLOWING SELLERS CONDITIONS:

This offer is SUBJECT to Seller obtaining legal advice on this contract of purchase and sale on or before APRIL 6, 2009.
This condition is for the sole benefit of the Seller.

THE BUYER AND SELLER AGREE TO THE FOLLOWING AMENDMENTS:

1] Seller, at his sole cost, will engage a professional company to remove the black mold in the residential home prior to Completion [November 2, 2009] and provide Buyer with certification that the home is free from mold to industry standards.

2] Seller, at his sole cost, shall install a new roof, prior to Completion, on the industrial building on the Property. The company that installs the roof will be required to provide a 20 year warranty on the roof and installation. The Buyer shall have the right to work on the roof in concert with the Seller to install any HVAC curbs, vents or penetrations. This Buyers work shall be performed before or during installation, but in any case not after the new roof has been installed.

X WITNESS	X BUYER	Business World Development Inc. PRINT NAME
X WITNESS	BUYER	PRINT NAME
X WITNESS	SELLER	01716590 BC LTD PRINT NAME
X WITNESS	SELLER	PRINT NAME

BC2005 REV. APR/06
COPYRIGHT - BCREA





CONTRACT OF PURCHASE AND SALE ADDENDUM

MLS® NO.: DATE: April 6, 2009

RE: ADDRESS: 1963 Lougheed Hwy., Coquitlam BC

LEGAL DESCRIPTION: PL 51328 LT 129 DL 62 & 63 LD 36

PID: 004-925-963

FURTHER TO THE CONTRACT OF PURCHASE AND SALE DATED March 12, 2009

MADE BETWEEN Business World Developments Inc. AS BUYER, AND

01716590 BC LTD AS SELLER AND COVERING

THE ABOVE-MENTIONED PROPERTY, THE UNDERSIGNED HEREBY AGREE AS FOLLOWS:

3] To correct the Buyers name from Business World Developments Inc. to Business World Development Inc.

4] The Seller shall provide 1st mortgage financing on the Property to the Buyer on the terms and conditions attached and labled "Schedule "A" 1st mortgage terms and conditions 1963 Lougheed Hwy. Coquitlam 01716590 BC Ltd. to Business World Development Inc." [total # of Pages 6].

This is now an unconditional Contract of Purchase and Sale.

The Deposit is now due and payable.

X WITNESS — BUYER — Business World Development Inc. PRINT NAME

X WITNESS — BUYER — PRINT NAME

X WITNESS — SELLER — 01716590 BC LTD PRINT NAME

X WITNESS — SELLER — PRINT NAME

BC2005 REV. APR/06

COPYRIGHT - BCREA

| 6. | MORTGAGE contains floating charge on land ? YES☐ NO☑ | 7. | MORTGAGE secures a current or running account ? YES☑ NO☐ |

8. INTEREST MORTGAGED:

Freehold ☑

Other (specify) ☐

9. MORTGAGE TERMS:

Part 2 of this mortgage consists of (select one only):

(a) Prescribed Standard Mortgage Terms ☑

(b) Filed Standard Mortgage Terms ☐   D F Number:

(c) Express Mortgage Terms ☐   (annexed to this mortgage as Part 2)

A selection of (a) or (b) includes any additional or modified terms referred to in item 10 or in a schedule annexed to this mortgage.

10. ADDITIONAL OR MODIFIED TERMS:

SEE SCHEDULE

11. PRIOR ENCUMBRANCES PERMITTED BY LENDER:

N/A

12. EXECUTION(S): This mortgage charges the Borrower's interest in the land mortgaged as security for payment of all money due and performance of all obligations in accordance with the mortgage terms referred to in item 9 and the Borrower(s) and every other signatory agree(s) to be bound by, and acknowledge(s) receipt of a true copy of, those terms.

Officer Signature(s)	Execution Date			Borrower(s) Signature(s)
	Y	M	D	Business World Development Inc. by its authorized signatory:
	09			

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the *Evidence Act*, R.S.B.C. 1996, c.124, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the *Land Title Act* as they pertain to the execution of this instrument.



LAND TITLE ACT
FORM D

EXECUTIONS CONTINUED

Officer Signature(s)	Execution Date Y	M	D	Transferor / Borrower / Party Signature(s)
	09			TED DEVRIES, Covenantor
	09			STEVEN DEVRIES, Covenantor

INITIAL INITIAL

OFFICER CERTIFICATION:
Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the *Evidence Act*, R.S.B.C. 1996, c.124, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the *Land Title Act* as they pertain to the execution of this instrument.

ENTER THE REQUIRED INFORMATION IN THE SAME ORDER AS THE INFORMATION MUST APPEAR ON THE FREEHOLD TRANSFER FORM, MORTGAGE FORM, OR GENERAL INSTRUMENT FORM.

3. BORROWERS:

BUSINESS WORLD DEVELOPMENT INC., Inc. No. BC0358899
18234 - 54th Avenue
Surrey, B.C. V3S 7Z1

TED DEVRIES, businessman of
18234 - 54th Avenue
Surrey, B.C. V3S 7Z1 as COVENANTOR

STEVEN DEVRIES, businessman of
5205 Buchanan Road
Peachland, B.C. V0H 1X0 as COVENANTOR

5. PAYMENT PROVISIONS:

(j) Assignment of Rents

For the purposes of this Mortgage the interpretation of "rents" means all rents and other monies due or accruing due or at any time hereafter to become due pursuant to any leases with respect to the mortgaged land or any part thereof and the benefit of all guarantees of payment and all covenants to pay therein.

The Borrower does hereby assign and transfer unto the Lender, ALL AND SINGULAR, the rents and leases, verbal or written, made with respect to the lands, now or at any time in the future, together with all the benefits and advantages to be derived from the said rents or leases and each of them and all the rights therein, TO HAVE AND TO HOLD and to receive the same unto the Lender, its successors and assigns, until the whole sum of money, principal, interest, taxes, costs and expenses, insurance premiums and all other monies and obligations howsoever due and payable or to become due and payable under this Mortgage have been fully paid and satisfied.

Nothing contained herein shall be deemed to have the effect of making the Lender responsible for the collection of the said rents or any part or parts thereof or for the observance or performance of any of the covenants, terms or conditions, either by the Lessor or the Lessee under the said lease or leases, to be observed or performed.

The Lender shall be liable to account only for such monies as may actually come into its hands by virtue of these presents, less proper collection charges and that such monies, when so received by it shall, at the discretion of the Lender, be applied on account of the monies secured by this Mortgage.

In the event of default by the Borrower under this Mortgage, proceedings may, at the option of the Lender, be taken under this Assignment of Rents either independently or in conjunction with the other rights and remedies of the Lender under this Mortgage.

The Borrower shall not, without the prior written consent of the Lender, accept prepayment of any rent due or to accrue due in respect of the said leases or any of them, but shall accept payment thereof only in the amounts and on the days and at the times and in the manner stipulated in the said leases.

INITIAL T.D.

INITIAL

ENTER THE REQUIRED INFORMATION IN THE SAME ORDER AS THE INFORMATION MUST APPEAR ON THE FREEHOLD TRANSFER FORM, MORTGAGE FORM, OR GENERAL INSTRUMENT FORM.

The Assigment of Rents shall be deemed to apply to and have effect in respect of any further or other lease, agreement for lease or right of occupancy of the lands or any part or parts thereof situate on the lands, which may exist during the currency of this Mortgage, whether in substitution for or in addition to those leases which are currently in effect.

Should the Lender, in its absolute discretion, deem it advisable to take proceedings either judicial or extra-judicial by way of distress or otherwise for the enforcement of the payment of the rents assigned herein, the Borrower will join with the Lender in such proceedings and does hereby grant to the Lender irrevocable authority to join the Borrower in such proceedings.

Notwithstanding that this is a present and absolute assignment, (subject to defeasance on repayment of all monies secured by this Mortgage), any monies received by the Borrower from the tenants of the lands, shall, unless otherwise permitted in writing by the Lender, be held by the Borrower in trust for the Lender, and shall be paid to the Lender on demand.

The giving of this Assignment of Rents is by way of additional and collateral security for all monies secured by this Morgage and not in substitution for any other security and will not in any way diminish, novate or otherwise affect any other security and such other security will not diminish, novate or otherwise affect this Assignment of Rents. Any right or remedy under this Assignment of Rents may be taken either independently or in conjunction with any other rights or remedies of the Lender under this Mortgage.

10. ADDITIONAL OR MODIFIED TERMS:

The Borrower shall have the right to repay all or any part of the principal money and accrued interest at any time and from time to time on payment of three months' interest penalty, to be calculated on the then principal amount outstanding, accrued interest to the date of payment, and any other charges due and owing to the date of repayment.

In the event of the Borrower selling, conveying, transferring or entering into any Agreement for Sale or transfer of the title of the said lands, then, at the option of the Lender, all money hereby secured with accured interest thereon shall forthwith be payable.

If at any time, or from time to time, any default or breach of covenant occurs under any encumbrance registered against the lands, it shall constitute a default under this Mortgage and any other obligation owing to the Lender. At the Lender's option, the entire principal sum owing hereunder, together with interest, shall become immediately due and payable.

CRIMINAL ACTIVITY: The Borrower acknowledges and agrees that the principal balance owing hereunder will, if the Lender chooses, become due and payable in full, and the Lender will be at liberty to exercise all of its rights and remedies under this mortgage if any person conducts criminal activity of any kind or cultivates or possesses marijuana or other substance, the possession or distribution of which may be contrary to applicable law on the mortgaged premises.

FEES AND COSTS: The following fees and costs are associated with this mortgage: dishonoured cheque ~~$150.00~~; discharge fee ~~$250.00~~.

#75.00 #75.00

INITIAL INITIAL





ENTER THE REQUIRED INFORMATION IN THE SAME ORDER AS THE INFORMATION MUST APPEAR ON THE FREEHOLD TRANSFER FORM, MORTGAGE FORM, OR GENERAL INSTRUMENT FORM.

The Borrower agrees that all property taxes will be paid up-to-date.

END OF DOCUMENT

INITIAL   INITIAL





BUSINESS WORLD DEVELOPMENT INC.
101 - 1515 BROADWAY ST.
PORT COQUITLAM, B.C. V3C 6M2

0030

DATE April 6, 2009

PAY to the order of Lighthouse Realty Ltd - In Trust $200,000 00/xx

Two Hundred Thousand ——— 00/xx ___ /100 DOLLARS

Security features included.

Vancouver City Savings Credit Union
COQUITLAM COMMUNITY BRANCH
20 - 2991 LOUGHEED HIGHWAY TEL: (604) 877-7000
COQUITLAM, B.C. V3B 6J6

BUSINESS WORLD DEVELOPMENT INC.

RE Deposit - 1963 Lougheed Hwy

PER [signature]

⑈000030⑈ ⑆16380⑉809⑆ 11⑉030⑉518⑉5⑈

THIS DOCUMENT CONTAINS SECURITY FEATURES - SEE REVERSE